WOODSIDE
AUSTRALIAN ENERGY

03 APR 29 AM 7:21

15 April 2003

03022364

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to the Report for the Quarter Ended 31 March 2003, lodged with the Australian Stock Exchange on 14 April 2003;
- Stock Exchange Release in relation to Woodside announcing succession plan for CEO, lodged with the Australian Stock Exchange on 15 April 2003;
- Stock Exchange Release in relation to the 2003 AGM Chairman's Address, lodged with the Australian Stock Exchange on 15 April 2003;
- Stock Exchange Release in relation to the 2003 AGM Managing Director's Address, lodged with the Australian Stock Exchange on 15 April 2003;
- Stock Exchange Release in relation to the 2003 AGM disclosure of Proxy Votes and Poll Results, lodged with the Australian Stock Exchange on 15 April 2003;
- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 15 April 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

dlw 6/5

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 31 MARCH 2003

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 March 2003 was as follows:

		Qtr.1 2003	Qtr.1 2002
DOMESTIC GAS	Deliveries (av.tj/day)	301	267
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	328,394	320,180
	Sales Delivered (Tonnes)	326,392	330,080
	Cargoes Delivered	35	35
CONDENSATE	Production (Barrels)	2,658,518	2,393,598
	Sales (Barrels)	2,600,751	1,950,860
COSSACK OIL	Production (Barrels)	1,679,453	1,850,472
	Sales (Barrels)	1,925,103	1,983,617
LAMINARIA OIL	Production (Barrels)	2,454,509	3,835,677
	Sales (Barrels)	2,404,938	2,918,337
LEGENDRE OIL	Production (Barrels)	1,142,906	1,492,331
	Sales (Barrels)	1,161,279	1,464,260
LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	32,669	33,159
	Sales (Tonnes)	39,701	39,790
TOTAL	**Production (boe)**	**15,148,697**	**16,185,103**
	Sales (boe)	**15,264,711**	**15,141,511**

Note: Conversion Factors: Refer Page 3

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was above expectation at 602 TJ per day (Woodside share 301 TJ per day) due to higher demand from Alinta Gas and BHP Billiton.
- LNG: production was in line with expectation at 21,893 tonnes per day (Woodside share 3,649 tonnes per day).
- Condensate: production was above expectation at 119,202 bbl per day (Woodside share 29,539 bbl per day) due to higher liquids contribution from Goodwyn.
- Cossack Pioneer Oil: production was above expectation at 111,964 bbl per day (Woodside share 18,661 bbl per day) due to lower actual reservoir decline than forecast.
- LPG: production steady at 2,178 tonnes per day (Woodside share 363 tonnes per day).

Laminaria and Corallina

- Production was in line with expectation at an average of 56,449 bbl per day (Woodside share 27,272 bbl per day). Production has declined in comparison to the previous quarter due to return to natural reservoir decline after production was boosted in the second half of 2002 from Laminaria Phase Two.

Legendre

- Production was in line with expectation at an average of 27,642 bbl per day (Woodside share 12,699 bbl per day). Production is declining in line with expected natural reservoir decline.

EXPLORATION DRILLING PROGRAMME

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Voss	Gulf of Mexico	KC511	15.0	Plugged and abandoned
Neptune-4	Gulf of Mexico	AT-573	20.0	Dry Hole. Failed to encounter hydrocarbons at the objective level.
Whitetail-1	Australia	WA-296-P	14.3	Plugged and abandoned
Scallop-1	Australia	VIC RL/2	30.0	Gas : 35 metre gross column, Oil : 10 metre gross column
Shakespeare-1	Australia	NT/P57	70.0	Plugged and abandoned
Stybarrow-1	Australia	WA-255-P	50.0	Oil Discovery
Weasel-1	Australia	WA-279-P	70.0	Plugged and abandoned
Eskdale-1	Australia	WA-255-P	50.0	Non-commercial hydrocarbon shows
Herdsman-1	Australia	WA-299-P	1.0	Dry Hole. Drilled on behalf of Shell Australia

Exploration wells scheduled for second quarter 2003:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Status
Egret-3	Australia	WA-10-R	33.3	Drilling
Gnarlyknots-1	Australia	EPP-29	40.0	Firm
Guildford-1	Australia	WA-269-P	80.0	Firm
Tigger-1	Australia	WA-248-P	80.0	Firm
Carteret-1	Australia	WA-4-L	33.3	Possible
Skiddaw-1	Australia	WA-255-P	50.0	Firm
Roatan-1	Gulf of Mexico	BA490 G22193	50.0	Drilling
Samoa-1	Gulf of Mexico	BA-A007	50.0	Firm
Bison-1	Gulf of Mexico	MU-A81	50.0	Firm

EXPLORATION INVESTMENTS / DIVESTMENTS

Equity acquired/disposed during the quarter (some Permits may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase (Decrease)	Current Interest %	Remarks
USA Gulf of Mexico	A total of 47 various permits in shallow waters on the Texas Shelf	50	50	Farmin Pioneer Natural Resources
PNG	PRL-10	40.45	40.45	Retention lease awarded
Australia	WA-255-P	50	50	Farmin
Australia	WA-279-P	35	70	Equity increase
Australia	WA-313-P	33.34	66.67	Equity increase
Australia	NT/P57	10	70	Equity increase
Australia	T30/P	1.55	51.55	Geographe / Thylacine unitisation
Australia	VIC/P43	(3.45)	51.55	Geographe / Thylacine unitisation

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr.1 2003	Qtr.1 2002
Sales Revenue ($M)		
Gas Domgas & LNG	182.6	168.6
Liquids		
Condensate	133.4	59.1
Cossack Oil	102.7	72.4
Laminaria Oil	111.6	91.8
Legendre Oil	57.1	53.6
Liquefied Petroleum Gas	22.5	14.3
LNG Ship Charter Revenue	11.0	12.5
Total	620.9	472.3
Exploration and Evaluation Expenditure($M)[1]		
Exploration		
Expense[2]	89.6	41.6
Capitalised[3]	37.3	16.8
Evaluation[4]		
Expense	0.0	0.0
Capitalised	16.6	9.3
Total	143.5	67.7
Capital Expenditure[1]		
Oil & Gas Properties	54.7	102.8
Other Property, Plant & Equipment	15.9	8.5
Total	70.6	111.3

1. The 2002 comparatives have been modified to reflect the adoption of successful efforts accounting. The 2002 full year amount has been allocated equally over the four quarters to allow comparison with the actuals of the relevant quarter of this current year.
2. Current year Exploration Expenditure expense represents expenditure on dry wells and amortisation of acquired exploration permits and property. It also includes dry well expenditure from prior periods where drilling results were pending.
3. Exploration Capitalised represents expenditure on successful wells and on wells pending, acquisition costs and is net of prior period dry well expenditure where drilling results were pending.
4. Evaluation Expenditure represents expenditure on successful well properties.

Conversion Factors*	Factor		2003	2002
Domestic Gas	1tj	=	163.6 boe	163.4 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.8723 boe	8.865 boe
Condensate	1 bbl	=	0.9001 boe	0.8979 boe
Cossack Oil	1 bbl	=	0.9750 boe	0.9749 boe
Laminaria Oil	1 bbl	=	0.9750 boe	0.9749 boe
Legendre Oil	1 bbl	=	0.9750 boe	0.9749 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1577 boe	8.1501 boe

* subtle changes to some conversion factors can occur over time due to gradual changes in the process stream.

FOR INVESTMENT INQUIRIES
Woodside Petroleum Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592

ANTHONY NIARDONE
ASSISTANT COMPANY SECRETARY

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 15 April 2003
7:00am (WST)

WOODSIDE ANNOUNCES SUCCESSION PLAN FOR CEO

The Board of Woodside advises that the employment contract of the Chief Executive Officer, John Akehurst, is due to expire on 2 April 2005, at which time he would have served nine years as Chief Executive Officer.

In view of the Board's wish to see a new Chief Executive Officer at that time and, given the long-term nature of the company's projects and initiatives presently under consideration, the Board will now begin a search for a new Chief Executive Officer.

It is the intention of the Board that Mr Akehurst will continue in his current role until a new Chief Executive Officer takes office and the handover to his successor is complete.

The Board has agreed to pay Mr Akehurst his current salary and a pro rata short-term incentive until he leaves the company. Loans to Mr Akehurst under the Woodside Employee Share Plan will be increased from A$5.7 million to A$6 million and be required to be repaid within three years of his departure. He also has entitlements under the Company superannuation scheme.

On leaving, he will be paid an agreed A$3 million as full and final settlement of his employment with Woodside.

The Board believes it is appropriate for a new Chief Executive Officer to join the company now as it continues its international growth strategy and begins its next growth phase that includes a capital expenditure program on new projects of more than A$5 billion over the next five years.

The Board wishes Mr Akehurst well for the future and acknowledges his leadership during a period of significant milestones for Woodside, including the 10th anniversary of continued LNG exports to Japan from the North West Shelf Venture, Woodside's response to two takeover attempts, Australia's first LNG contract with China, new LNG sales to Korea, and the discovery of the Laminaria-Corallina, Chinguetti, Enfield and Otway oil and gas fields.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

32nd Annual General Meeting
Woodside Petroleum Ltd.
Sydney, 15 April 2003

CHAIRMAN'S ADDRESS

In my address this morning, I will provide an overview of Company highlights for the 2002 year and a view on the year ahead, before inviting our Managing Director, John Akehurst, to summarise the operational highlights for the past 12 months and the strategic direction for the coming years.

We will then move on to the procedural matters where there will be opportunities for shareholders to ask questions.

However, before proceeding further I wish to refer to an announcement made this morning to the Australian Stock Exchange.

Mr John Akehurst's employment contract is due to expire on 2 April 2005, at which time he would have served nine years as Chief Executive Officer. In view of the Board's wish to see a new Chief Executive Officer at that time and, given the long-term nature of the Company's projects and initiatives presently under consideration, the Board will now commence a search for a new Chief Executive Officer.

It is the intention that Mr Akehurst will continue in his current role until a new Chief Executive Officer takes office and the handover to his successor is complete.

The Board has agreed to pay Mr Akehurst his current salary and short-term incentive for the period until he leaves the Company and to pay Mr Akehurst A$3 million by way of final settlement, plus his accrued holidays and for the loans under the Employee Share Plan to be repaid within three years after his departure. He also has entitlements under the Company superannuation scheme.

Although John won't be leaving us immediately, I believe it is timely to thank him for his leadership, commitment and contribution to the Company.

The Board wishes to acknowledge John's contribution during a period of significant milestones for Woodside, including the unbroken delivery of LNG exports to Japan from the North West Shelf Venture, Woodside's response to two takeover attempts, Australia's first LNG contract with China, new LNG sales to South Korea, and the discovery of the Laminaria-Corallina, Chinguetti, Enfield and Otway oil and gas fields.

I now wish to give an overview of our progress plus a brief look at our financial health, our growth objectives and corporate activity.

Overview

By way of overview, 2002 was a year of considerable progress in the Company's medium term growth projects. Strong growth in production for the second half of this decade has been assured with successful appraisal programmes at Enfield in north west Australia and

at Mauritania in West Africa; combined with the new gas supply agreements for the North West Shelf Venture and the Otway Basin, off the Victorian south coast.

The commercialisation of these projects will reinvigorate our production.

Indeed, the need to replace existing production is clearly demonstrated by the declining reservoirs of the Laminaria and Corallina oil fields in the Timor Sea. Despite production increases from other assets in 2002, the decline at Laminaria resulted in an overall 3 percent fall in production from the record level achieved in 2001. Our production is forecast to fall a further 14 percent in 2003, with further smaller reductions in 2004 and 2005 before the new projects commence operation. John Akehurst will shortly present the actions that Woodside is taking to optimise production and returns during this period.

A strong increase in both Proven and Probable Reserves during the year further supports our confidence in the future.

There were also improvements achieved in health, safety and environment performance, an area of prime focus for the Company. Woodside can rightly be proud of the fact that the North West Shelf Venture's train four expansion project recently received the Worksafe Golden Safety Award for 4.5 million hours without a Lost Time Injury. This is an outstanding achievement!

The progress achieved in 2002 was a product of the commitment and skills of the Company's staff, contractors and management led by John Akehurst. On your behalf, I express our appreciation for their dedication to the task.

Financials

Turning first to the financial results, it was disappointing to report a $92 million loss for 2002. However, it should be realised that the result was impacted by two large, one-off, significant items. The decision to move the Company to the successful efforts method of accounting for exploration expenditure resulted in a $715 million downward adjustment to earnings in the year. Successful efforts is the policy applied in the United States and adopted by many of Woodside's peers. In view of Woodside's development as an international exploration and production company and in view of our financial strength, your Board believes it is the more appropriate accounting treatment of exploration expenditure. The other significant item was the $106 million write-down of the investment in Oil Search Limited following a lack of progress in the development of the proposed Papua New Guinea to Queensland gas pipeline.

Without the one-off significant items, the underlying result was a solid profit of $729 million, only 10.8 percent lower than that of 2001.

The after tax result before significant items of $729 million was achieved on sales revenues of $2,241 million, with a net operating cash flow of $1,207 million, which represented an 8.9 percent increase over the previous year. The Company achieved earnings per share of one dollar and nine cents, a return on shareholder funds of 31.4 percent and a return on average capital employed of 19.1 percent. Woodside's strong cash flows once again allowed the Company to pay a solid dividend, which totalled 62 cents per share, fully franked, for 2002.

Growth Objectives

Moving now to our growth objectives.

The Company's long term growth prospects were considerably enhanced during the year by the selection of the North West Shelf Venture as the preferred supplier of China's first LNG project in the Guangdong Province of southern China. As you can see in the slide behind me, the deal was rightly celebrated in the press, being a wonderful culmination of many, many years of hard, diligent and meticulous work. Under agreements signed in October, the Venture, which is operated by Woodside and in which we will have a one-seventh interest, is to supply about 3.3 million tonnes of LNG per year for 25 years, starting in 2006. The contract is worth about 25 billion Australian dollars in export income for Australia, and represents the country's largest single export transaction.

Development initiatives were also assisted by the successful appraisal programme in the Enfield area off the north west coast of Western Australia. The programme confirmed the economics of a stand-alone development, with or without the tieback options, and will allow a move to the project design stage this quarter.

Considerable progress has also been made at the Chinguetti project in Mauritania following the drilling of two successful appraisal wells during the year. A move to the project design stage is expected this quarter.

The sale of Woodside's equity share of Otway Basin gas to TXU Electricity Ltd. in August 2002 and the equalisation of equity between the adjacent permits containing the gas fields which Woodside operates, provides high confidence that the project will move to a development concept selection, again during this quarter.

Also contributing to the 2002 year of progress were: the continued development on the fourth LNG train at the North West Shelf, now 66% complete; the new long term contracts signed with Osaka Gas and with Kyushu Electric Power; plus the new oil discoveries made in offshore Western Australia, Mauritania and the Gulf of Mexico.

Corporate Activities

Turning now to corporate activities.

During the year, Woodside continued to assess acquisition opportunities as a way of accelerating growth in shareholder value. In particular, two opportunities were taken to an advanced stage of evaluation. At this time last year, I discussed the first opportunity, our bid for Veba Oil & Gas and its portfolio of international oil and gas assets. We were not prepared to go beyond our assessed valuation and the bid was unsuccessful.

In 2002, extensive evaluation was also conducted on a US based corporate opportunity. The US is seen as a very attractive region for Woodside to grow its businesses by leveraging off its core, seismic, development, deep-water, operational skills and experience. The acquisition opportunity was not pursued as the cost was viewed as too high in terms of the perceived risk and estimated reward.

This investment discipline is a constant for the Company, not only for acquisition opportunities but for all investment decisions.

Our focus remains on creating long term growth in shareholder value.

In achieving that goal, we are also committed to the objective of being an active contributor to the community. The Company's community support activities have a particular emphasis on young people and on making a difference to the future of our society. During the year, the Company committed more than $2 million in sponsorship and support.

Woodside Board

Turning now to our Board.

I would like to take this opportunity to thank the two non-Executive Directors who have left the Woodside Board in the last 12 months. They are Peter Duncan and Alan Parsley. Both gentlemen made valuable contributions to the Board and I thank them on behalf of the Company.

I would also, like to welcome to the Board Tim Warren and Peter de Wit as the Shell nominated Directors appointed in July and August respectively, together with Erich Fraunschiel and Pierre Jungels, who were appointed in December. These Directors will come before you for election later during today's proceedings and I commend them to you.

I would now like to introduce our Managing Director, John Akehurst.

<<<<Managing Director's speech>>>>

Outlook

In this section of my address, I will examine Woodside's outlook, review our governance principles, look at some national issues and then make some concluding remarks before moving to the formal proceedings of the meeting.

Let me now discuss the outlook for the current year.

Woodside has an exciting year ahead in terms of its production, development and exploration programmes and objectives.

Woodside is an exploration and production company which is focused on long term growth, achieving top quartile total shareholder return, building a diversified revenue stream and maintaining an appropriate portfolio of projects to manage key risks.

Our challenge is clear. We need to minimise the impact of our forecast lower production levels by optimising production, lowering costs, creating production and earnings growth, exploiting opportunities in our existing portfolio as well as expanding our portfolio through exploration success and value adding acquisitions. The Company has the objective of increasing annual production to a level of 100 million barrels of oil equivalent within five years.

Governance

If I may now turn to governance issues, let me point out that the corporate failures experienced in both Australia and overseas in recent times, serve to highlight the need for continued diligence in regard to corporate governance policies and practice. The role of

the external auditor and the relationship to the Audit Committee is a critical element in ensuring best practice governance processes. During the year, the Board revised its policy on the external auditor engagement to avoid conflict of interest, bias or compromise. The relationship with the Audit Committee is such that the external auditor should add value beyond mere compliance auditing and provide maximum support for the Committee in achieving its governance objectives. To do this, the auditors need to have a good understanding of the business process of the Company, of its strategic direction and the major risks of the business and the processes in place to manage these risks.

The revised policy includes controls based upon the Code of Ethics published by the International Federation of Accountants. These controls classify a range of non-audit services which are acceptable and not acceptable in relation to services being undertaken by the auditor. In addition, the policy requires audit partner rotation at least every five years.

On 31 March 2003, the ASX Corporate Governance Council released its principles of good corporate governance and best practice recommendations.

The principles are a set of best practice corporate governance guidelines for Australian public listed companies and accordingly will apply to Woodside. Woodside, along with other listed entities, is required to report on how it complies with the Guidelines in its annual reports. In the case of Woodside those requirements will not have to be met before reporting for the year ending December 2004. Woodside has, however, positioned itself ahead of the release of the Guidelines. It is now in substantial compliance with them and it will report in future as though the Guidelines had immediate application. Woodside's current governance practices are outlined in the Corporate Governance Statement section of the 2002 Concise Annual Report, commencing at page 47. I offer the following comment on some of the more important practices, in the light of the new Guidelines.

* The first point to make is that, the only directors not adjudged to be independent are the managing director (by virtue of his role as the chief executive officer) and the 3 non-executive directors who are nominees of the Royal Dutch/Shell Group (a major shareholder of the Company).

* Secondly, the Board has concluded that the non-executive directors, including those offering themselves for election at this Meeting, bring the range of skills, knowledge and experience necessary to direct the Company, going forward.

* Thirdly, the Board sees its primary responsibility as overseeing Woodside's business activities and management for the benefit of shareholders. It has identified its key responsibilities and they are set out in the Corporate Governance Statement.

* Fourthly, the Board is supported by audit, compensation and governance/nominations committees, each with a board approved charter. Independent non-executive directors constitute a majority of the membership of each committee.

* Fifthly, the Board has a policy and clear rules in place covering Woodside's relationship with its external auditors, and these are monitored by the audit committee.

* And, finally, Woodside's remuneration and benefits policy, applicable to senior executives, is described in the Directors' Statutory Report and non-executive directors are remunerated by way of fees only and a shareholder approved non-executive directors' retirement benefit scheme, details of which are also mentioned in the Directors' Statutory Report. The Board has resolved to terminate this scheme insofar as new Board appointments are concerned and to give due consideration to the restructuring of current entitlements on a basis which is both equitable and in line with market expectations.

In governance terms, I think Woodside is in good shape and is, as I have said, now in substantial compliance with the ASX Corporate Governance Council Guidelines.

National Issues

Turning to national issues, the tragic events in the Middle East remind us of the volatility of the current oil market. I included in my address to you last year my view that the Australian government must focus on the need to reverse the decline in Australia's self-sufficiency in liquid hydrocarbons. That need is now more acute than ever. Woodside continues to believe the answer includes reforms to the Petroleum Resource Rent Tax regime in order to encourage deep water exploration and the development of marginal oil reservoirs and stranded gas reserves. The level of exploration around Australia, despite the high oil price, is falling at an alarming rate. Australia's taxation regime must reflect the relatively unattractive level of prospectivity, and the consequent high risk, explorers face in this region.

Conclusion

In closing, the 2002 year has been a strong year operationally for Woodside, falling just below the record levels set in 2001 despite declining reservoirs at Laminaria. Notwithstanding our continued high dividend payout ratio, the fall in the share price, which took place in a broadly declining share market environment, meant our total shareholder return objective was not achieved in the past year.

The Board and Management of Woodside are determined to demonstrate the value of the Company through success in optimising the existing assets, bringing on the new projects and finding new resources for future growth. We look forward to seeing production in the years ahead from the Enfield and hopefully Mauritanian oilfields plus production from the fourth LNG train and the Otway Basin. The numerous growth projects plus our active and significant exploration programme provide the Company with an exciting future of expansion from 2006 onwards.

Thank you.

32nd Annual General Meeting
Woodside Petroleum Ltd.
Sydney, 15 April 2003

MANAGING DIRECTOR'S ADDRESS

Thank you, Charles, and good morning ladies and gentlemen.

I would now like to describe the elements of Woodside's operational performance which provided the foundation for the Company's solid net cash flow position for 2002. After giving the performance review, I will then outline our growth strategy as we prepare for the major capital investment programme which is planned for the next five years.

Operations

In describing the Company's activities during 2002, I have divided them as usual into three broad categories or horizons:

Firstly, in Horizon 1, those activities which optimise the production and profitability of our existing assets;

In Horizon 2, those activities intended to create the infrastructure for new production through effective and profitable capital investment; and

In Horizon 3, those activities that grow our hydrocarbon reserves and create new long-term business opportunities.

In relation to Horizon 1, the North West Shelf Venture continued to provide strong underpinning cash flow to Woodside.

A new monthly production record was set last November when a daily average of 557,000 barrels of oil equivalent per day was achieved. This surpassed previous 2002 records which were set in July and August.

During the year, we reinforced our commitment to the health and safety of our people and to our care for the environment. I am pleased to report a 27% improvement in the frequency of recordable injuries in 2002, which includes lost time injuries, medical treatment and restricted work cases. However, we continued to experience injuries amongst our colleagues and contractors which are always painful and quite frequently serious. We have redoubled our efforts this year. I believe that we must view our safety performance as improving but unsatisfactory until we have avoided all injuries and incidents associated with our activities.

Having said this, I would like to acknowledge the achievement by the LNG Train 4 project team of a major safety milestone with 3.9 million hours worked up to the end of December 2002 without a single lost time injury.

Furthermore, with regard to the environment, the Goodwyn A facility was awarded an ISO 1401 Certificate, which is an international standard for environmental management. This

is an important achievement and is the first certification at this level to be given to an Australian fixed offshore platform.

During 2002, the North West Shelf Venture once again proved its reliability with an outstanding 100% LNG cargo delivery record. 127 LNG cargoes were sold to Japan, with three spot cargoes to Korea plus one spot cargo to BP Gas Marketing. Woodside's share of produced LNG sales at 1.27 million tonnes was in line with that of the previous year.

The North West Shelf Venture also experienced strong demand for domestic gas in 2002 with gross production of 534 terajoules per day, a similar level to that of 2001. This was despite the operational difficulties experienced at BHP Billiton's Direct Reduced Iron plant at Port Hedland. The plant is currently taking gas at forecast levels and we expect demand for North West Shelf domestic gas in 2003 to exceed last year's production by more then 4%.

Production from the Echo-Yodel gas and condensate development, located in the North West Shelf, commenced in December 2001. This project was largely responsible for the 18% increase in Woodside's share of 2002 condensate production at 9.95 million barrels.

With increased condensate production, Woodside's LPG volumes also increased to 135,000 tonnes in 2002.

At the Cossack Pioneer the anticipated start of the decline in Cossack oil production did not eventuate in 2002. Strong performance of this facility saw North West Shelf Venture crude oil production actually rise by 2% to average 119,900 barrels per day. Our projections now assume that North West Shelf oil production will start to decline in 2003.

At the Legendre facility, 100 kilometres north of Dampier, oil production was up by 75%, largely due to a full 12 months of production in 2002 compared to only eight months of production in 2001. The average 2002 Legendre production was 31,000 barrels of oil per day.

Finally, the Woodside operated Laminaria/Corallina oil fields of the Timor Sea produced 15.2 million barrels of oil equivalent for Woodside, down by 26% compared to 2001 levels. This was anticipated and was a consequence of natural field decline due to the programmed depletion of reserves. This decline would have been more marked if it had not been for the excellent performance of the Laminaria operations teams which resulted in a best practice facility uptime of 99%. The total annual operating cost for the facility was also significantly reduced such that, despite the decline in production, unit operating costs only increased marginally from $1.26 to $1.33 per barrel in 2002.

Due to the efforts of our production and development staff, the significant production decline at Laminaria was largely offset so that Woodside's total production for 2002 was 64.2 million barrels of oil equivalent, only 3% lower than that of 2001.

Moving to Horizon 2 which looks at activities intended to create new production, the $2.4 billion dollar expansion of the North West Shelf Venture's gas processing facilities was a major focus of development efforts during 2002. The train 4 project commenced in April 2001 and was 60% complete by the end of 2002, while the second trunkline began in June 2002 and was 30% complete by late December. A $300 million LNG ship is also being built to support the expansion of gas processing facilities and is expected to be delivered in early 2004. A major review of performance against the project's cost and

schedule milestones will be completed around mid-2003 in anticipation of the start-up of gas processing which is planned for mid-2004.

LNG sales and purchase agreements were signed with key Japanese customers which underpin the investment in the 4th LNG train at Karratha and the second large diameter pipeline from North Rankin to shore.

We also signed our first term contract with the Korea Gas Corporation for the sale of 500,000 tonnes per year for seven years commencing in late 2003.

Opportunity to create further new LNG processing capacity also took an important step forward with the signing of the Letters of Intent to supply China with its first LNG to which Charles Goode has already referred. A decision regarding investment in a 5th LNG processing train will need to be made by the North West Shelf joint venturers during the next 12 months or so.

With respect to the creation of new oil production in the future, the Company undertook two critically important and very successful appraisal campaigns in 2002, one in the Enfield Area in north west Australia and the second offshore Mauritania in West Africa. In both cases, the information gained during these appraisal campaigns significantly increased the likelihood of the Company moving to a full field development with the objective of achieving major new oil production in 2006.

Charles also briefed you regarding the Otway Basin in south east Australia where Woodside recently discovered two gas fields and signed a Heads of Agreement for the sale of its share to TXU Electricity Ltd. With a final investment decision now due in 2004, the supply of 30 petajoules per annum from the Otway gas assets is intended to commence in 2006.

In Algeria, the Ohanet gas and liquids stripping development remains on schedule and on budget, with project progress of 94% at year end 2002. Ohanet will provide Woodside's first overseas revenue stream, with first production forecast this year.

The Greater Sunrise gas project in the Timor Sea did not make the progress that we had hoped for and has not yet secured gas customers. Nonetheless, a major review was undertaken of alternative supply and development options including to the domestic market in the Northern Territory and beyond, and as LNG for export using the new Floating LNG technology. The conclusion was that sales into the domestic market cannot be made profitably in the forseeable future. However the processing and sale of gas as LNG is commercially viable for Asian markets or for a mix of Asian and US markets. The project received greater certainty last month through ratification of the Timor Sea Treaty and the signing of the International Unitisation Agreement by the Australian and Timor-Leste Governments.

The final category of 2002 activity, Horizon 3, relates to growing reserves and creating long term business opportunities.

During 2002, Woodside grew its hydrocarbon reserves for the seventh consecutive year. After replacing annual production of 64.2 million barrels of oil equivalent, Proved Reserves were increased by 5.8% to 977 million barrels of oil equivalent and Probable Reserves increased by 7.4% to 1,304 million barrels of oil equivalent. This resulted in a Reserves Replacement Ratio of 187% at the Probable level on a 3-year rolling average basis.

In contrast to most of our peers, Woodside's reserve increases came from the exploration, appraisal and development of hydrocarbons, rather than through the acquisition of reserves. This is reinforced by our low finding cost of $1.37 Australian per barrel of oil equivalent.

The exploration programme in 2002 saw two significant domestic oil discoveries in the Carnarvon Basin of offshore Western Australia at Norfolk-1 and Exeter-1, plus a significant Mauritanian oil and gas discovery at Banda-1. In addition in 2002, Woodside lifted its international exposure with farm-ins entered into in the Canary Islands, Algeria and in the Gulf of Mexico.

Gas marketing efforts to commercialise our longer term reserves have been ongoing. I have already mentioned the marketing activities of the Greater Sunrise gas field and we have also been involved in discussions regarding our Blacktip and Browse Basin gas.

Strategy

Having discussed our 2002 operational performance, I would now like to outline our strategy for future growth.

Horizon 1

Firstly, Horizon 1 will involve the continued optimisation of production and profitability, particularly during the next three years when production from existing assets is expected to decline. This will be achieved by concentrating on cost efficiency, detailed production management or "barrel chasing" and pursuing opportunities that have a short lead time from discovery to production.

A Profitability Enhancement Programme (PEP) was launched at the end of 2002 with the objective of achieving substantial cost and capital savings through working smarter and with greater cost discipline. We are focusing on eradicating waste from the organisation and creating a permanent culture of cost consciousness. Specific targets for PEP will be announced within the next few weeks.

Horizon 2

In Horizon 2, we have three major projects to progress towards their final investment decisions, all of which are currently planned for 2004. These are the development of at least two oil fields in the Enfield area, the Chinguetti oil field in Mauritania and development of the Otway gas discoveries.

On the basis that activities move ahead as planned, new production from Enfield, Otway and Chinguetti will come on-stream in 2006.

Horizon 3

The third and longer-term Horizon 3 seeks to replace reserves and replenish the long-term growth portfolio. This will be facilitated by aggressive marketing of uncommitted gas reserves and pursuing exploration in the Company's four current focus areas of Australia, West Africa, North Africa and the USA. Over time, a greater emphasis is expected in the United States. The Company will continue to search for one or two additional areas where

prospectivity, country risk and commercial terms offer attractive exploration prospects and the opportunity to build a long term business.

Our major exploration programme for 2003 will include at least 18 planned exploration wells within a total budget of A$356 million. Of the 18 wells planned, 9 are scheduled for Australia, 2 in West Africa, 6 in the Gulf of Mexico Shelf and 1 in the Gulf of Mexico Deepwater. Our first success this year was on the domestic front with Stybarrow-1, which intersected a 23 metre gross oil column just 14 kilometres west of Enfield in the Carnarvon Basin of offshore Western Australia. Woodside is a 50% joint venture partner with BHP Petroleum which operates the Stybarrow permit.

Our interest in the United States and in the Gulf of Mexico in particular is critical to balancing the risk in our long term portfolio. Woodside's entry into the region provides access to deep markets, with short discovery-to-production cycles, significant remaining prospectivity, low country risk and one of the most favourable fiscal regimes.

Earlier this year, to balance our deep water Gulf of Mexico activities, Woodside and Pioneer Natural Resources Company of the United States agreed to a joint two-year, 8 well campaign over the shallow water Texas Shelf region. The well programme has a particular focus on gas with the potential for early tie back.

I would personally like to thank all staff for their hard work and dedication to ensure that Woodside creates value for its shareholders. In particular, I note that one of our most senior and long-standing executives, Chris Cronin, will be retiring this year. He has made a key contribution to Woodside in the 23 years he has been with the Company. On behalf of Woodside and its shareholders, I wish Chris a happy retirement.

Before I hand back to our Chairman, Charles Goode, I would like to end by making brief reference to the announcement made today that the Company will be commencing an external search for my successor as CEO of Woodside.

Ladies and Gentlemen, I could not have asked for a more exciting and interesting time to be CEO of Woodside. At the time that I joined the company, we had only one installation producing, the North Rankin Platform. Since then we have brought on stream the Goodwyn gas platform, the Wanaea, Cossack, Laminaria and Legendre oil fields. We have approximately doubled our production, even at today's reduced level, made substantial debt repayments, and returned significant dividends to shareholders.

We have embarked on exploration activities outside Australia and seen significant discoveries both here and overseas which have resulted in a major increase in our oil and gas reserves. We have also responded to two takeovers and pursued, albeit without success, two major acquisitions.

Most importantly for the future, we now have a clear plan to create real value for shareholders which, when successfully implemented, will result in production levels approaching double their 2003 levels by 2007.

I understand the Board's wish to appoint someone new in the near future to lead this next massive investment programme from start to finish. I have undertaken to be here for as long as I am needed to ensure a smooth and orderly transition and to continue to drive the company forward in the intervening period.

I would like to acknowledge Charles Allen, my predecessor, Bill Rogers, our previous Chairman, Charles Goode, our current Chairman and all other directors with whom I have served over the years. I would also particularly like to thank my colleagues and all the wonderful Woodside people who work so hard together to make this company great.

Ladies and Gentlemen, Woodside has provided me with the gift of new knowledge and experience which I will carry with me in the future. It has been an absolute privilege to serve you as shareholders for the last 9 years.

Thank you.

15 April 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

ANNUAL GENERAL MEETING 15 APRIL 2003
DISCLOSURE OF PROXY VOTES AND POLL RESULTS

In accordance with Section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Woodside Petroleum Ltd. at its Annual General Meeting held in Sydney on 15 April 2003:

Resolution Number	**2A**	**2B**	**2C**	**2D**	**2E**	**2F**	**2G**	**3A**	**3B**
Decided by show of hands (S) or poll (P)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)
Total number of proxy votes exercisable by proxies validly appointed	160,087,108	160,087,238	160,087,238	160,087,238	160,087,238	159,987,238	160,087,238	160,082,788	160,086,468
Total number of proxy votes in respect of which the appointments specified that:									
- the proxy is to vote for the resolution	140,666,066	143,415,130	141,058,355	140,559,134	140,567,302	143,305,849	143,546,528	136,920,823	136,279,998
- the proxy is to vote against the resolution	3,527,111	751,215	3,069,861	3,330,105	3,320,238	634,291	511,487	7,080,706	7,534,243
- the proxy may vote at the proxy's discretion	15,388,645	15,385,515	15,400,736	15,409,667	15,407,874	15,463,046	15,458,453	15,540,321	15,625,682
- The proxy is to abstain on the resolution	505,286	535,378	558,286	788,332	791,824	584,052	570,770	540,938	646,545

ANTHONY NIARDONE
Assistant Company Secretary

15 April 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 14 April 2003 the Egret-3 exploration and appraisal well was at a depth of 2,727 metres.

Since the last report, drilling continued in the 12¼ inch hole from 2,116 metres to 2,727 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

ANTHONY NIARDONE
Assistant Company Secretary